Exhibit 1.01

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONFLICT MINERALS REPORT
Year End December 31, 2014

Introduction

This report covers the period of January 1, 2014 through December 31, 2014 and has been prepared pursuant to Rule 13p-1 (17CFR 240.13p-1) (the Rule) under the Securities and Exchange Act of 1934. The Rule imposes certain reporting requirements on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) that originated in the Democratic Republic of the Congo or an adjoining country.

American Axle & Manufacturing Holdings, Inc. and its subsidiaries (collectively, the “Company” or “AAM”) is a Tier 1 supplier to the automotive industry. We manufacture, engineer, design and validate driveline and drivetrain systems and related components and chassis modules for light trucks, sport utility vehicles, passenger cars, crossover vehicles and commercial vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, driveheads, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, transmission parts, electric drive systems and metal-formed products. Our business and products are more fully described in our public web site (AAM.com).

This report relates to the process undertaken by AAM with respect to its products that were manufactured or contracted to be manufactured during calendar year 2014 that may contain conflict minerals. The automotive industry supply chain is a high volume, complex and interdependent undertaking. As a result, we rely on our direct suppliers to provide us with information about the source of 3TG contained in their products and their downstream supplier products. The successful launch and continued manufacturing of a vehicle takes massive coordination and several years of planning. Most of the products sold by AAM are highly engineered mechanical devices subject to extreme tolerances and operating conditions. Changes to the direct material supply base are only conducted by a Tier 1 supplier after extensive research and qualification of the sub-supplier and detailed compliance with the vehicle manufacturer’s production part approval process.

Reasonable Country of Origin Inquiry

Step 1: Management System.

A.	Conflict Mineral Policy

•	AAM’s Conflict Minerals Policy (Policy) can be found on AAM’s public website.

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The Policy states AAM will comply with the disclosure and reporting requirements of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as the rules of the SEC promulgated under such Act.

◦	The Policy also requires AAM’s suppliers to engage in due diligence of their supply chain to understand and report the content of their parts supplied to AAM.

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The Policy is guided in part by AAM's cultural values, in particular, the integrity and "The Power of Doing What is Right." Our industry is in a period of transition as our suppliers gather the necessary data. As this data becomes more complete, AAM intends to make sourcing decisions consistent with our cultural values.

B.	Internal Management Structure

•	Cross Functional Team

◦	A cross functional team including representatives from Global Procurement, Engineering, Finance, Legal, and Sales has supported supply chain due diligence.

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The purpose of the cross functional team is to ensure availability of resources necessary to support AAM’s supply chain due diligence process and meet the regulatory requirements applicable to AAM. The team monitors execution and effectiveness of AAM’s process and collaborates to promote compliance.

•	Senior Leadership or Executive Level Awareness

◦	AAM’s General Counsel leads and oversees the team and provides periodic program updates to other senior management and to the Audit Committee and Board of Directors.

C.	Controls and Transparency Over The Mineral Supply Chain

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The Organization for Economic Co-operation and Development developed guidelines to promote globally responsible supply chains for minerals that respect human rights and avoid contribution to conflict (the “OECD Guidelines”). The OECD Guidelines encourage participation in industry-driven programs to establish a system of controls and transparency over the mineral supply chain which includes either a chain of custody or a traceability system.

◦	AAM is engaged and actively participates in the Original Equipment Suppliers Association (OESA). The OESA has established a focus group on conflict minerals and AAM is a participant.

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AAM also uses the iPoint Conflict Minerals Platform (iPCMP) which is promoted by the Automotive Industry Action Group (AIAG) an organization comprised of membership from original equipment manufacturers and suppliers. This industry-driven group contributes financially to the Conflict Free Smelter Initiative (CFSI) which supports the certification of smelter’s and refiners to be validated as conflict free. AAM became a full member of the AIAG in 2014. Certification through the CFSI validates chain of custody and/or traceability of the minerals from the mine to the smelter. This is the primary methodology for a downstream supplier like AAM to have potential influence on the upstream supply base (smelters/refiners).

◦	AAM adopted the Conflict Minerals Reporting Template (CMRT) Rev. 3.00, 3.01, and 3.02 for 2014 supplier reporting.

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AAM added conflict minerals specific questions to its Supplier Entry Form in January 2015 in an attempt to gather relevant information at the time a prospective supplier becomes a direct material supplier to AAM.

◦	AAM requested suppliers submit their AAM Supplier Number along with their CMRT for sorting the reliability of the supplier information provided.

D.	Company Engagement With Supplier

•	AAM established a supplier portal to strengthen AAM’s engagement with suppliers.

◦	The supplier portal is available at http://www.aam.com/Suppliers/Suppliers-Home-129.html.

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The supplier portal provides compliance guidance and other conflict mineral specific documents (i.e. Policy, supplier response documentation, AAM expectation of supplier compliance, and general communication).

◦	AAM communicated conflict minerals information to its supply base at Regional Supplier Days in 2013 held in Brazil, India and Europe.

◦	AAM also conducted its annual Supplier Day in the US in 2014 during which the importance of timely and thorough compliance with due diligence requests was emphasized to suppliers.

E.	Grievance Mechanism

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The conflictminerals@aam.com mailbox is a mechanism available for any interested stakeholder to communicate their concerns/grievances regarding AAM’s conflict minerals process. Each supplier contacted is advised of the existence of this mailbox as a point of contact for questions or concerns. Other stakeholders are made aware of this mailbox as a result of previous CMR filings.

Step 2 Identify and Assess Risks

A.	Identification of Suppliers and Point of Contact

•	AAM has identified each of its direct material suppliers to whom payments were made in 2014. There were 813 direct material suppliers identified with 578 being in-scope.

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Suppliers whose 2014 annual spend was less than $10,000 totaled 123 and were considered "out of scope." AAM determined that suppliers with such a low annual spend figure are a lower priority and available resources were placed instead on trying to achieve improved compliance from our more substantial direct material suppliers.

•	AAM intercompany direct material suppliers were removed from the population as any material supplied to AAM would be purchased from the in-scope direct material suppliers already in the data base.

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Indirect, prototype, paper, plastic, and certain outside processing suppliers such as heat treating or machining were flagged as "out-of-scope” and removed from the population. AAM was confident that these out-of-scope suppliers did not use 3TG in products or material provided to AAM.

•	Suppliers were requested to identify individual(s) responsible for providing conflict mineral information from their company.

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In-scope direct material suppliers were sent an initial supplier request letter and AAM’s 2014 Supplier Conflict Minerals Reporting Requirements from conflictminerals@aam.com. The reporting requirements were posted to www.aam.com in 2014. In-scope suppliers were also sent a separate, system generated request to create a free iPCMP account and to respond to AAM’s request directly in the system.

•	Non responsive suppliers received follow up written requests from AAM in the form of reminders and past due notices both by way of email and through iPCMP.

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In an attempt to determine where conflict minerals originated, AAM’s Reasonable Country of Origin Inquiry was made using an industry standard conflict minerals reporting template commonly referred to as the CMRT (an initiative of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSi)). The CMRT was developed to provide a consistent means of reporting and to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The CMRT includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

B.    Assessment of Risk

•	All responses received a desk top review to assess the following risk elements:

◦	Completeness of submission.

◦	Submission of smelter data and determination if smelter has been validated as compliant in accordance with the CFSI.

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Desk top reviews were conducted with knowledge of the AIAG Guide for Responding to the Conflict Minerals Reporting Template (Version 2 - dated 5/2014) (the Guide). The Guide provided suggestions to follow to standardize the review of supplier submitted data. The review standards applied by AAM were the following:

▪	AAM did not accept any CMRT prior to revision 3.0.

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AAM’s initially set a target that required each responding in-scope direct material supplier to have at least a 75% response from its supply chain before being included in AAM’s final results. This standard was later deemed unattainable due to the actual response rate in the supply chain. A decision was made to include results from all suppliers.

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Initially, all supplier responses with incomplete smelter information were rejected and additional information and a revised response was requested from the supplier. Suppliers were advised of a response due date of October 31, 2014. However, as this deadline neared and eventually passed, AAM accepted incomplete data due to increased effort to focus on those suppliers who had not responded at all. AAM also found that in many cases, suppliers would fail to update their information upon request and simply resubmit the same, previously rejected CMRT. The cut-off date for all data collection for 2014 was February 28, 2015.

▪	If questions arose regarding supplier submissions, AAM had further communication with the supplier for clarification and understanding of their submission. Communication was by way of email.

•	Of all the suppliers who have provided completed CMRTs to AAM, 38% indicate they have a conflict mineral policy in place.

C. Results

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Every direct material supplier as described in Step 2A was contacted. AAM received responses from 77% of in-scope suppliers that represent 95% of all direct material purchases during 2014. To date, AAM has determined that 20 of the 447 responses received from a supply base of 578 direct material suppliers are from suppliers that have purchased materials containing 3TG originating in the covered countries. Another 53 suppliers indicated that the origin of purchased materials containing 3TG was unknown.

Due Diligence

AAM began its due diligence when the first desk top review of the submission by each individual in-scope direct material supplier was completed. The due diligence process conducted by AAM aligns with the OECD Guidelines.

Step 3: Responding to Identified Risks

•	AAM responded to risks identified in the supplier responses as provided in the CMRT such as:

◦	Requested further information from suppliers that did not provide a completed CMRT or provided a CMRT with contradictory 3TG information.

◦	Required CMRT version 3.00, 3.01, or 3.02.

◦	Confirmed the accuracy of identified smelters from suppliers that acknowledge supply 3TG.

◦	Utilized iPCMP to locate the supplier on the EICC-GeSI list and determine if certified as “conflict free.”

Step 4: Independent Third Party Audit of Due Diligence

•	AAM does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.

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AAM utilizes information from the Conflict Free Smelter Program (CFSP). The CFSP assesses the activities, processes and systems used by the smelter to conclude whether the smelter is in conformance with the OECD Guidance and therefore certified conflict free. Through our participation in the AIAG, AAM supports the CFSI.

Smelter / Refiner Disclosures

Step 5: Report on Supply Chain Due Diligence

•	Results
2,261 unique smelter names were identified by AAM’s suppliers. Of these, 145 are listed as Conflict Free. 210 have been identified and listed on the EICC-GeSI list, but have not yet been certified conflict free.

The majority of the smelter names provided by suppliers could not be verified, are unknown, or have not been identified by the suppliers to date.

It should also be noted that responses from our suppliers have been provided on a company-wide basis and not specific to a particular product, and therefore, we are unable to determine the smelters within our supply chain. Based on the supplier responses and smelter data provided, AAM is not able to determine all mines or location or origin of the 3TG in the products supplied to AAM.

Risk Mitigation / Future Due Diligence

The due diligence process conducted by AAM aligns with the OECD Guidelines. Efforts will be made to determine the mine or location of origin with the greatest specificity possible given the limitations inherent in the supplier reporting system. There will be continued use of the review criteria applicable to all CMRTs submitted. We will continue our membership in the AIAG and utilize updated CMRT forms as they become available.